UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CENTER COAST CORE MLP FUND I, LLC

(Name of Subject Company (Issuer))

CENTER COAST CORE MLP FUND I, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Dan C. Tutcher

Center Coast Capital Advisors, LP

1600 Smith Street

Suite 3800

Houston, Texas 77002

(713) 759-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

November 2, 2017

(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$900,000 (approximately 20% of 9/30/17 NAV) (a)	Amount of Filing Fee:	$112.05 (b)

(a)	Calculated as the aggregate maximum value of Units being purchased.

(b)	Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:

Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	SUMMARY TERM SHEET.

•	Center Coast Core MLP Fund I, LLC (the “Fund”) is offering to purchase Units (as defined below) in the Fund (the “Offer”) in an amount up to approximately 20.00% of the net assets of the Fund (or approximately $900,000 as of September 30, 2017) from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations, calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Unit” or “Units” refers to the limited liability company units in the Fund or fractions thereof that constitute the class, including fractions of Units, of security that is the subject of the Offer, and includes all or some of a Member’s Units as the context requires. Members that desire to tender Units for purchase must do so by 11:59 p.m., Eastern Time on December 1, 2017 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender Units for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Units will be calculated for this purpose as of December 31, 2017, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units. Since the Fund’s fiscal year end is November 30, 2018, the Fund expects that the audit will be completed by the end of January 2019.

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•	A Member may tender all its Units or some of its Units. If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a NAV of less than $100,000, Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum capital account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund. See Item 4(a)(1)(ii).

•	Units will be repurchased on a “first in-first out” basis (i.e., the portion of the Units repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

•	If a Member tenders its Units and the Fund purchases those Units, the Fund will issue the Member a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the Fund’s Limited Liability Company Agreement dated as of May 31, 2011 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”)) determined as of the Valuation Date.

•	The Note will entitle the Member to receive an initial payment in cash (valued according to the LLC Agreement) equal to at least 95% of the unaudited value of the Units tendered by the Member that is accepted for purchase by the Fund (the “Initial Payment”). The Fund may take approximately, but in no event earlier than, 30 days after December 31, 2017, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), to make the Initial Payment.

•	The Note will also entitle the Member to receive a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Units as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable as promptly as practicable after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund. Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member. The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on the Member’s behalf. Upon a written request by a Member to UMBFS, UMBFS will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

•	The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Units being tendered. If the Fund accepts the tender of the Member’s Units, the Fund will make payment for Units it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	Members that desire to tender Units for purchase must do so by 11:59 p.m., Eastern Time, on December 1, 2017 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Members have the right to withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Member’s tender of Units on or prior to December 29, 2017 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date. See Item 4(a)(1)(vi).

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•	If a Member would like the Fund to purchase all or some of its Units, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Center Coast Core MLP Fund I, LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on December 1, 2017. The value of the Units may change between September 30, 2017 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Units being purchased will be determined. See Item 2(b). Members desiring to obtain the estimated net asset value of their Units may contact UMBFS, at (855) 552-5200 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on December 1, 2017, a Member that tenders all of its Units will remain a Member of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Member’s Units for purchase.

Item 2.	ISSUER INFORMATION.

(a)          The name of the issuer is “Center Coast Core MLP Fund I, LLC”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1600 Smith Street, Suite 3800, Houston, Texas 77002 and its telephone number is (713) 759-1400.

(b)          The title of the securities that are the subject of the Offer is “limited liability company units,” or portions thereof, in the Fund. As of the close of business on September 30, 2017, the net asset value of the Fund was $4,451,101. Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 20.00% of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c)          There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the LLC Agreement.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Center Coast Core MLP Fund I, LLC.” The Fund’s principal executive office is located at 1600 Smith Street, Suite 3800, Houston, Texas 77002 and the telephone number is (713) 759-1400. The Fund seeks to achieve its investment objective by investing its assets principally in Master Limited Partnership (“MLP”) common units and equity securities of "MLP affiliates” which the Fund's investment advisor defines as entities issuing MLP I-shares, general partners of MLPs and other entities that may own interests of MLPs. The investment manager of the Fund is Center Coast Capital Advisors, LP (the “Advisor”). The principal executive office of the Advisor is located at 1600 Smith Street, Suite 3800, Houston, Texas 77002. The managers on the Fund’s board of managers (the “Board of Managers”) are Dan C. Tutcher, Michael F. Curran, James Edward Jones, and Alfred J. Moran. Their address is 1600 Smith Street, Suite 3800, Houston, Texas 77002.

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Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i)          Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 20.00% of the net assets of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on December 1, 2017 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)         The value of the Units tendered to the Fund for purchase will be the net asset value as of the close of business on December 31, 2017, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Units being repurchased. See Item 4(a)(1)(v) below.

A Member may tender all or some of its Units. If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a net asset value of less than $100,000, the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund. Each Member that tenders Units that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited value of the Units tendered and accepted for purchase by the Fund, determined as of the Valuation Date. The Fund may take approximately, but in no event earlier than, 30 days after the Repurchase Date to make the Initial Payment. The Note will also entitle a Member to receive the Post-Audit Payment, a contingent payment equal to the excess, if any, of (1) the aggregate value of the Units repurchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment. The Post-Audit Payment will be payable as promptly as practicable after the completion of the Fund’s next annual audit. Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

The purchase amount will be paid entirely in cash.

(iii)        The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on December 1, 2017. Members that desire to tender Units for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)        Not applicable.

(v)         At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension. If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated November 2, 2017, and, in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

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(vi)        Until the Notice Due Date, Members have the right to withdraw any tenders of their Units. Units withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, December 1, 2017 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of Units on or prior to December 29, 2017 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date.

(vii)       Members wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on December 1, 2017 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)      For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Units.

(ix)         If Units in excess of 20.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will accept Units tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)          The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include, a reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members from time to time. Payment for Units purchased pursuant to the Offer could result in the Advisor being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Advisor would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

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(xi)         Not applicable.

(xii)        The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Member who sells all or some of the Member's Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member's adjusted tax basis in the Member's entire investment at that time. The Member's adjusted tax basis in the Member's Units will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member. It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the member's share of "unrealized receivables" of a limited liability company (as defined in Internal Revenue Code section 751). No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member's entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member's adjusted tax basis in the Units.

(2)         Not applicable.

(b)          Any Units to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on May 31, 2011 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. The Registration Statement also states that the Advisor anticipates recommending to the Fund’s Board of Managers that the Fund offer to repurchase interests from its Members quarterly each year. The Fund commenced operations on July 1, 2011 and has previously made twenty-two offers to purchase Units from Members.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Advisor or members of the Board of Managers or any person controlling the Fund, the Advisor or the Board of Managers; and (ii) any other person, with respect to the Units.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)          The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)          Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the LLC Agreement. The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

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(c)          None of the Fund, the Advisor or the Board of Managers or any person controlling the Fund, the Advisor or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)          The Fund expects that the amount offered for the purchase of Units pursuant to the Offer, which will not exceed approximately 20.00% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)         There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)          Not applicable.

(d)          None of the Fund, the Advisor or the Board of Managers or any person controlling the Fund, the Advisor or the Board of Managers has determined at this time to borrow funds to purchase Units tendered in connection with the Offer. Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)          Based on September 30, 2017 values, Mr. Dan Tutcher, affiliate of the Advisor and Manager of the Fund, has $1,209,538 in the Fund (approximately 27.17% of all Units).

Based on September 30, 2017 values, Mr. William Bauch, affiliate of the Advisor, has $85,514 in the Fund (approximately 1.92% of all Units).

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Based on September 30, 2017 values, Mr. Robert Chisholm, affiliate of the Advisor, has $56,141 in the Fund (approximately 1.26% of all Units).

Based on September 30, 2017 values, Mr. Darrell Horn, affiliate of the Advisor, has $30,237 in the Fund (approximately 0.68% of all Units).

Based on September 30, 2017 values, Mr. Steven Sansom, affiliate of the Advisor, has $30,237 in the Fund (approximately 0.68% of all Units).

Based on September 30, 2017 values, Mr. Michael F. Curran, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on September 30, 2017 values, Mr. James Edward Jones, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on September 30, 2017 values, Mr. Alfred J. Moran, Manager of the Fund, does not have any beneficial ownership in the Fund.

(b)          There have been no transactions involving Units that were effected during the past 60 days by the Fund, the Advisor, any member of the Board of Managers or any person controlling the Fund, the Advisor or the Board of Managers.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a)          (1)        The Fund commenced operations on July 1, 2011. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Audited Financial Statements for the Period from July 1, 2011 (Commencement of Operations) to November 30, 2011, previously filed with the SEC on Form N-CSR on February 8, 2012; Unaudited Financial Statements for the period ended May 31, 2012, previously filed with the SEC on Form N-CSR on August 9, 2012; Audited Financial Statements for the year ended November 30, 2012, previously filed with the SEC on Form N-CSR on February 8, 2013; Unaudited Financial Statements for the period ended May 31, 2013, previously filed with the SEC on Form N-CSR on August 9, 2013; Audited Financial Statements for the year ended November 30, 2013, previously filed with the SEC on Form N-CSR on February 7, 2014; Unaudited Financial Statements for the period ended May 31, 2014, previously filed with the SEC on Form N-CSR on August 8, 2014; Audited Financial Statements for the year ended November 30, 2014, previously filed with the SEC on Form N-CSR on February 6, 2015; Unaudited Financial Statements for the period ended May 31, 2015, previously filed with the SEC on Form N-CSR on August 7, 2015, Audited Financial Statements for the year ended November 30, 2015, previously filed with the SEC on Form N-CSR on February 8, 2016; Unaudited Financial Statements for the period ended May 31, 2016, previously filed with the SEC on Form N-CSR on August 9, 2016 and Audited Financial Statements for the year ended November 30, 2016, previously filed with the SEC on Form N-CSR on February 06, 2017.

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(2)         The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3)         Not applicable.

(4)         NAV per Unit $793.13 (9/30/17)

(b)          The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)	(1) None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CENTER COAST CORE MLP FUND I, LLC

By:	/s/ Dan C. Tutcher
Name: Dan C. Tutcher
Title: President

November 2, 2017

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EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.